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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*

                              STRATA OIL & GAS INC.
                                (Name of Issuer)

                      Shares of Common Stock, No Par Value
                         (Title of Class of Securities)

                                    86270C105
                                 (CUSIP Number)

                            Pacific World Enterprises
                               12691 Mitchell Road
                         Richmond, B.C., Canada, V6V 1M7
                                Attn: Paul Uppal
                                 (212) 274-8101
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 August 24, 2005
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously  filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 86270C105
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1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only). Pacific World Enterprises
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2.                            Check the  Appropriate  Box if a Member of a Group
                              (See Instructions) (a) [__] (b) [__]
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3. SEC Use Only
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4.  Source of Funds (See Instructions) Internally generated funds.
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5.  Check if Disclosure of Legal  Proceedings Is Required Pursuant to Items 2(d)
    or 2(e)


6.  Citizenship or Place of Organization: British Columbia, Canada
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Number of
Shares Beneficially       7. Sole Voting Power: 60,000,000 of Common Stock
Owned                     8. Shared Voting Power: 0
By Each                   9. Sole Dispositive Power: 60,000,000 of Common Stock*
Reporting                10. Shared Dispositive Power: 0*
Person

*See explanation in Item 5(b).
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
60,000,000 shares of Common Stock
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13. Percent of Class Represented by Amount in Row (11) 84.6% of Common Stock
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14. Type of Reporting Person (See Instructions) CO
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



ITEM 1. SECURITY AND ISSUER

Security:         Common Stock, no par value

Issuer:           Strata Oil & Gas Inc.
                  918 16th Avenue NW, Suite 408
                       Calgary, Alberta, Canada, T2M O3K

ITEM 2. IDENTITY AND BACKGROUND

(a) The name of the person filing this statement: Pacific World Enterprises (the "Reporting Person").

(b) The jurisdiction of organization of the Reporting Person: British Columbia, Canada

(c) Principal Business: The principal business of the Reporting Person is Lumber Production and Sales.

(d) Address of Principal Office: 12691 Mitchell Road
                         Richmond, B.C., Canada, 6V 1M7

(e) During the last five years, neither the Reporting Person nor any other person listed in (a) above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On August 24, 2005, the Reporting Person loaned $1,000,000 in cash to Strata Oil & Gas Inc. (the "Issuer"). In consideration for such loan, the Issuer issued to the Reporting Person a Secured Promissory Note (the "Secured Promissory Note"), in the original principal amount of $1,000,000, with interest accruing at the rate of 8% per annum. The principal and all accrued but unpaid interest under such Secured Promissory Note is due and payable in full one year from the date thereof, but may be prepaid at anytime without penalty. As collateral security for the payment of the amounts owed under such Secured Promissory Note, the Issuer issued and granted to the Reporting Person a security interest in 60,000,000 shares (the "Pledged Shares") of its common stock pursuant to a Stock Pledge Agreement (the "Stock Pledge Agreement"), dated of even date therewith. The Pledged Shares are being held in Escrow by Singleton Urquhart LLP, pursuant to an Escrow Agreement (the "Escrow Agreement"), dated August 24, 2005.

The funds loaned to Strata Oil & Gas Inc. were internally generated by the Reporting Person.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction was for the Shares to be pledged as collateral security for the repayment of the amounts owed by the Issuer to the Reporting Person under the Secured Promissory Note described above in Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) On August 24, 2005, the Reporting Person acquired from the Issuer 60,000,000 shares of the Issuer's common stock, which represented 84.6% of the issued and outstanding common shares.

(b) So long as any amounts due under the Secured Promissory Note are outstanding, the Reporting Person has the sole power to vote or direct the vote all of the shares reported above in this Item 5. The power to dispose or direct the disposition of such shares is restricted by the Stock Pledge Agreement and the Escrow Agreement, which provide that the shares may not be disposed until either (1) the Issuer has committed an event of default, in which case they may be disposed of by the Reporting Person, or (2) the Issuer has satisfied, paid, or been discharged from all its obligations under the Secured Promissory Note, in which case the Pledged Shares shall be transferred to the Issuer, who shall then have the right to dispose the Pledged Shares.

(c) Except for the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5 belongs to, as the case may be, (1) the Issuer, so long as the Issuer is not in default under the Secured Promissory Note, or (2) the Reporting Person, if the Issuer is in default under the Secured Promissory Note.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Pledge Agreement and the Escrow Agreement, so long as any amounts due under the Secured Promissory Note are outstanding, the Pledged Shares shall be held in escrow. If the Issuer defaults in its obligations under the Secured Promissory Note, then the Pledged Shares shall be released to the Reporting Person. If all the obligations of the Issuer under the Secured Promissory Note are satisfied, paid, or discharged, the Pledged Shares shall be transferred by the Reporting Person to the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Secured Promissory Note, dated August 24, 2005, made by the Issuer in favor of the Reporting Person

Exhibit 2. Pledge Agreement, dated August 24, 2005, by and between the Issuer and the Reporting Person

Exhibit 3. Escrow Agreement, dated August 24, 2005, by and among the Issuer, the Reporting Person, and Singleton Urquhart LLP.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 21, 2005

                            PACIFIC WORLD ENTERPRISES


                            By: /s/ _________________
                            Name:    Paul Uppal
                            Title:   President



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).